FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

May 17, 2004

For Immediate Release:

Forbes Medi-Tech announces Financial Results for the Quarter ended March 31, 2004

~Company Reports Strong Financial Position and Reaffirms Outlook~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced its financial results for the three months ended March 31, 2004.  Comparative periods for these statements are the three months ended March 31, 2003. All amounts are in Canadian Dollars unless otherwise noted.

First Quarter 2004 Highlights

-

Secured US$10.75 million financing with Great Point Partners & BioAsia acting as lead investors

-

Reported total revenue of $3.3 million for the quarter ended March 31, 2004 compared with $3.4 million for same period last year

-

Reported net loss of $.06 per share for the quarter ended March 31, 2004 compared with a negligible loss per share for same period last year

-

Completed dosing for European Phase II clinical trial on FM-VP4

-

Appointed Dr. Eric Topol, Leading Cardiologist from Cleveland Clinic, as chairman of Forbes Scientific & Medical Advisory Board

-

Increased depth of its Medical & Scientific Advisory Board with the appointment of four key leaders in cardiovascular research

-

Signed Reducol(tm) licensing and distribution agreement with Marco Hi-Tech

“Our financial position has been strengthened by this quarter’s activities”, says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “We are continuing to build our revenue base which will provide funding towards the further development of FM-VP4 and the FM-VPx Library of Compounds.”

Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2004 for a total revenue of $15.6 million (10.6% increase over actual 2003).  With the pending EU regulatory approvals, plant expansion plans and discussions with companies regarding possible new contracts, the Company will update its revenue guidance throughout the year.

Pharmaceutical Research

In January, Forbes appointed Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic Foundation, as Chairman of Forbes' Medical & Scientific Advisory Board. Additionally, the Company further strengthened its Medical & Scientific Advisory Board with the appointment of four key leaders in cardiovascular research. Forbes completed the European Phase II human clinical trial of its cholesterol absorption inhibitor, FM-VP4, at the Academic Medical Center in Amsterdam in January and issued the results in April. The trial’s primary endpoint (lowering of LDL cholesterol) was met and provided Forbes with insight into design parameters for the planned US Phase II. The Company anticipates providing an outline for the cholesterol-lowering drug’s future development in the near term.

Nutraceutical Business

Demand for Forbes’ cholesterol-lowering ingredients remains strong. The Company's 50-50 joint venture manufacturing facility remains the world's largest wood sterol manufacturer and is being positioned for further expansion. The facility’s annual production capacity is currently under expansion from 1000 to 1500 metric tonnes. With its non-genetically modified (non-GMO), wood-based sterols, Forbes has garnered interest in its products for the European market, where there is a preference for non-GMO ingredients, and a limited supply. The final stage of a three-step process for regulatory approval in Europe is anticipated in the near future.

Financial Results

Change in Accounting Policy and Restatement of Prior Periods   Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.   The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.  This change in accounting policy is applied retroactively and amounts presented for prior periods to January 2002 have accordingly been restated.

Summary (000’s of Cdn $)	1st Qrtr. ended March 31-04	1st Qrtr. ended March 31-03 (restated)

Phytosterol revenues	$3,170	$ 3,384
Total revenues	3,262	3,384
Total expenses	(4,998)	(3,393)
Other income (expenses)		-
Net income (loss)	($1,736)	($9)
Basic income (loss) per share	($0.06)	$-

Net income/(loss) - For the first quarter ended March 31, 2004, the Company reported a net loss of $1.7 million ($0.06 per share) compared with a negligible loss for the first quarter ended March 31, 2003. Included in the net loss is stock based compensation expense of $1.0 million vs $0.2 million in 2003. The negligible loss in the first quarter of 2003 resulted primarily due to the Company’s increase in revenues, comparatively low R&D & G&A expenditures, and the receipt of Quebec provincial investment tax credits in the amount of $0.6 million.

Revenues - For the quarter ended March 31, 2004, total revenues, including interest income, were $3.3 million, compared with $3.4 million for the first quarter ended March 31, 2003.  Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company’s revenue for the three months ended March 31, 2004.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital - As at March 31, 2004, the Company’s net cash and cash equivalents were $9.2 million compared with $4.5 million as at December 31, 2003.  The Company’s short-term investments as at March 31, 2004 were $10.8 million compared with $1.3 million as at December 31, 2003. The Company’s working capital at March 31, 2004 improved to $19.7 million from $6.7 million at December 31, 2003.  The working capital position has improved mainly due to an inflow of cash from the completion of a US$10.75 million (Cdn$13.8 million) equity financing.

Operations - In the first quarter of 2004, the Company used $1.1 million of cash in operations compared with $0.9 million of cash provided in the quarter ended March 31, 2003.  Cash used in the first quarter of 2004 was primarily a result of increased trade receivables and inventory compared with cash provided in the first quarter of 2003 resulting from reductions in receivables and inventories and the receipt of deferred revenues under an extended contract agreement with Pharmavite for the sale of Reducol™.

Investing Activities - In the first quarter of 2004, investing activities used $8.8 million of cash compared with $0.1 million of cash used in the first quarter ended March 31, 2003.  The Company transferred $9.6 million into short-term investments during the first quarter of 2004.  This use of cash was offset by the receipt of the balance of proceeds of $1.2 million on the divestiture of the AD/ADD technology.

Financing Activities - For the three months ended March 31, 2004, Financing activities in the quarter ended March 31, 2004 provided $14.6 million of cash compared with $0.2 million of cash used in the first quarter ended March 31, 2003.  This improvement is due mainly to the issuance of Series A convertible preferred shares under the Company’s recent equity financing which provided a net amount of $12.9 million of cash, and stock option and warrant exercises that provided approximately $1.2 million of cash.  US$1.0 million (Company’s 50% joint venture interest -Cdn$0.7 million) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit to satisfy operational commitments.

Expenses

Summary	1st Qrtr. ended March 31-04	1st Qrtr. ended March 31-03 (restated)
Cost of sales, marketing & product development	$1,993	$ 1,952
Research & development	867	(204)
Stock-based compensation expense	1,033	165
General & administrative	751	923
Depreciation & Amortization	354	557
Total expenses	$4,998	3,393

Cost of sales, marketing and development - For the three months ended March 31, 2004, cost of sales, marketing & product development costs (“Cost of Sales”) totaled $1.99 million vs $1.95 million for the quarter ended March 31, 2003.

Research and development - For the quarter ended March 31, 2004 R&D expenses totaled $0.9 million compared with ($0.2) million for the same period in 2003.  R&D expenses in the first quarter of 2003 included $0.6 million of Quebec investment tax credits received. The Company’s research continues to focus on its core cardiovascular compounds and specifically cholesterol-lowering compounds such as FM-VP4.  The Company anticipates these expenditures to increase as it further develops its FM-VPx Library of Compounds and initiates further clinical studies.

General and administrative - For the quarter ended March 31, 2004, General and administrative expenditures (“G&A”) totaled $0.8 million vs $0.9 million for the first quarter 2003.  Areas of increase in G&A expenditures in the first quarter 2003 were primarily in the areas of personnel and occupancy costs plus professional expenditures resulting from increased legal and audit fees related to enhanced regulatory disclosure requirements.  These increases were offset by a foreign exchange gain of approximately $0.4 million due to a strengthening of the US$ from year-end 2003.

Depreciation and Amortization

Depreciation and amortization for the three months ended March 31, 2004 totaled $0.4 million compared with $0.6 million for the three months ended March 31, 2003.  Depreciation for the three months ended March 31, 2003 included depreciation of laboratory equipment, which was sold later in 2003.  Depreciation for the first quarter 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility in Pasadena, Texas.

Stock Based Compensation

Stock based compensation expense totaled $1.0 million for the first quarter of 2004 compared with $0.2 million in the same period last year. Of the $1.0 million of stock-based compensation expense, $0.3 million relates to employee- and $0.7 million to non-employee option grants compared with $0.2 million in the first quarter of 2003, of which the majority pertained to employee option grants.  The increase in non-employee stock option compensation expense in the first quarter of 2004 is attributable to the Company’s increased stock price at the March 31, 2004 valuation date.

Forbes added to NASDAQ Biotech Index

The Company has been informed that it will be added to the NASDAQ Biotech Index. The NASDAQ Biotechnology Index is the basis for the iShares Nasdaq Biotechnology IndexSM Fund (Amex: IBB), which seeks investment results that generally correspond to the price and yield performance of the NASDAQ Biotechnology Index before fees and expenses.  In addition, options based on the NASDAQ Biotechnology Index and the iShares Nasdaq Biotechnology Index Fund trade on various exchanges.

Conference Call

With two conference calls over the last few weeks and the upcoming Annual General Meeting of Shareholders (AGM), the Company will not be hosting a conference call for this quarter’s financial statements. Please contact Forbes for any additional information. Forbes will hold its 2004 (AGM) at Vancouver's Four Seasons Hotel, 791 West Georgia Street, on Wednesday, May 26, 2004 at 2:00pm PT.

First Quarter Ended March 31, 2004 Report

This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2004, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	Patricia E. Pracher VP, Finance Telephone: (604) 689-5899 E-mail: ppracher@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, manufacturing capacity, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as “revenue guidance”, “anticipates, “future”, “outlook”, “forecasted”, “new”, “projected”, “will”, “further”, “in the event that”, “planned”, “opportunity”, “developing”, “continues”, “anticipates”, “would allow”, “would be”, “will”, “subject to”, “due by”, “possible”, “expects”, “intends,” “estimates,” “potential”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the ability to secure new contracts; the need for performance of buyers; the ability of buyers to complete sales and fulfill their contractual obligations; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence, the need for regulatory approval, which may be withdrawn or not be obtained in a timely manner or at all; the need for clinical trials and further testing, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks, and in particular, the Company’s dependency on its joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for the Company’s products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the ability of buyers to fulfill health claims of their products; the ability to obtain shareholder approval; the availability of future tax credits; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	March 31 2004	December 31 2003 (restated-Note 2)
ASSETS

Current Assets
Cash and cash equivalents	$ 9,168	$ 4,512
Short-term investments	10,838	1,285
Accounts receivable (Note 6)	2,204	3,314
Inventories	585	508
Prepaid expenses and deposits	663	326
	23,458	9,945

Property, plant and equipment	12,220	11,897
Intangible and other assets (Notes 3,7)	6,425	6,592
	$ 42,103	$ 28,434
LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 2,141	$ 2,333
Deferred revenues	151	151
Current portion of long-term debt (Note 3)	1,462	796
	3,754	3,280
Long-term liabilities
Deferred revenues	113	151
Long-term debt (Note3)	879	1,074
Tenure allowance	728	728
	5,474	5,233
Shareholders’ equity
Common Shares (Note 2, 4)	$ 81,078	$ 79,557
Series A Convertible Preferred Shares (Note 4)	12,910	-
Contributed surplus (Note 2)	2,300	1,567
Deficit	(59,659)	(57,923)
	36,629	23,201
	$ 42,103	$ 28,434

           See accompanying notes

Approved on Behalf of the Board:

“Percy Skuy”	“Don Buxton”
Director – Percy Skuy	Director – Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended
	March 31 2004	March 31 2003 (restated-Note 2)

REVENUES
Sales	$ 3,132	$ 3,347
Licensing	38	37
Phytosterol revenues	3,170	3,384
Interest and other	92	–
	3,262	3,384

EXPENSES
General and administrative	751	923
Cost of sales, marketing and product development	1,993	1,952
Research and development (Note 5)	867	(204)
Stock-based compensation expense (Note 2)	1,033	165
Depreciation and amortization	354	557
	4,998	3,393

Net loss for the period	$ (1,736)	$ (9)

Deficit, beginning of period	(57,923)	(55,773)
Deficit, end of period	$ (59,659)	$ (55,782)

Basic and diluted loss per share (Note 4(c))	$ (0.06)	$ −

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)	Three months ended
	March 31 2004	March 31 2003 (restated-Note 2)
OPERATIONS
Net loss for the period	$ (1,736)	$ (9)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	354	557
Amortization of deferred license revenues	(38)	(37)
Loss on disposal of fixed assets	2	–
Stock-based compensation expense	1,033	165
Foreign exchange translation	1	(20)
Changes in operating assets and liabilities:
Accounts receivable	(119)	368
Inventories	(77)	553
Prepaid expenses and deposits	(299)	(207)
Accounts payable and accrued liabilities	(192)	(874)
Royalties payable	–	(43)
Tenure allowance asset	(46)	12
Deferred revenues	–	452
	(1,117)	917
INVESTMENTS
Acquisition of property, plant & equipment	(523)	(180)
Proceeds on disposal of pilot plant	26	26
Proceeds on disposal of fixed assets	–	65
Proceeds on divestiture of AD/ADD technology (Note 6)	1,230	–
Short-term investments	(9,553)	–
	(8,820)	(89)
FINANCING
Issuance of common shares	1,221	916
Issuance of preferred shares (Note 4)	12,910	–
Issuance of special warrants	–	(886)
Repayment of capital lease obligations	(3)	–
Repayment of notes payable	(37)	(201)
Increase in demand loans (Notes 3, 7)	664	–
Repayment of demand loans	(162)	–
	14,593	(171)
Increase in cash and cash equivalents	4,656	657
Cash and cash equivalents, beginning of period	4,512	413

Cash and cash equivalents, end of period	$ 9,168	$ 1,070
Supplementary cash flow information:
Interest paid	$ 42	$ 36
Non-cash financing activities:
Transfer from contributed surplus for options exercised	300	–